Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

March 31, 2026 and 2025

(Unaudited)

KB Financial Group Inc.

Report on Review of Condensed Separate Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”). These condensed separate interim financial statements consist of the separate interim statement of financial position of the Company as at March 31, 2026, and the related separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026 and 2025, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2025, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 6, 2026. The separate statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2025.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 15, 2026

This report is effective as of May 15, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

March 31, 2026 and December 31, 2025

(In millions of Korean won)	Notes	March 31, 2026 (Unaudited)		December 31, 2025
Assets
Cash and due from financial institutions	4,5,6,23	~~W~~	1,454,746	~~W~~	974,585
Financial assets at fair value through profit or loss	4,5,7		1,191,853		1,251,607
Loans measured at amortized cost	4,5,8		349,112		349,112
Investments in subsidiaries	9		27,567,817		26,867,817
Property and equipment			4,172		2,896
Intangible assets			12,938		13,207
Net defined benefit assets	13		2,532		3,058
Deferred income tax assets	10		10,005		9,354
Other assets	4,5		1,513,538		1,381,504

Total assets		~~W~~	32,106,713	~~W~~	30,853,140

Liabilities
Borrowings	4,5,11		500,000		—
Debentures	4,5,12		4,890,224		4,520,297
Current income tax liabilities			761,295		544,056
Other liabilities	4,5		1,367,473		853,551

Total liabilities			7,518,992		5,917,904

Equity	14
Share capital			2,090,558		2,090,558
Hybrid securities			3,940,200		4,359,256
Capital surplus			7,221,661		14,751,591
Accumulated other comprehensive loss			(8,663)		(8,601)
Retained earnings			13,026,680		5,643,970
Treasury shares			(1,682,715)		(1,901,538)

Total equity			24,587,721		24,935,236

Total liabilities and equity		~~W~~	32,106,713	~~W~~	30,853,140

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2026 and 2025

(In millions of Korean won, except per share amounts)	Notes	2026 (Unaudited)		2025 (Unaudited)
Interest income		~~W~~	7,132	~~W~~	5,527
Interest income from financial instruments at amortized cost			6,136		4,685
Interest income from financial instruments at fair value through profit or loss			996		842
Interest expense			(33,406)		(28,691)

Net interest expense	16		(26,274)		(23,164)

Fee and commission income			471		472
Fee and commission expense			(1,621)		(2,262)

Net fee and commission expense	17		(1,150)		(1,790)

Net gains on financial instruments at fair value through profit or loss	18		7,474		25,451

Net other operating income	19		1,265,231		2,355,586

General and administrative expenses	20		(29,231)		(22,168)

Operating income before provision for credit losses			1,216,050		2,333,915
Reversal for credit losses			1		1

Net operating income			1,216,051		2,333,916
Net non-operating income			490		67

Profit before tax			1,216,541		2,333,983
Income tax benefit (expense)	21		627		(7,390)

Profit for the period			1,217,168		2,326,593

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(62)		(11)

Other comprehensive (loss) for the period, net of tax			(62)		(11)

Total comprehensive income for the period		~~W~~	1,217,106	~~W~~	2,326,582

Earnings per share	22
Basic earnings per share		~~W~~	3,277	~~W~~	6,121
Diluted earnings per share			3,249		6,058

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2026 and 2025

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,359	~~W~~	14,754,475	~~W~~	(8,316)	~~W~~	4,305,542	~~W~~	(1,236,060)	~~W~~	24,988,558
Comprehensive income for the period
Profit for the period		—		—		—		—		2,326,593		—		2,326,593
Remeasurements of net defined benefit liabilities		—		—		—		(11)		—		—		(11)

Total comprehensive income for the period		—		—		—		(11)		2,326,593		—		2,326,582

Transactions with shareholders
Annual dividends		—		—		—		—		(298,285)		—		(298,285)
Acquisition of treasury shares		—		—		(43,458)		—		—		(464,114)		(507,572)
Issuance of hybrid securities		—		404,013		—		—		—		—		404,013
Dividends on hybrid securities		—		—		—		—		(49,634)		—		(49,634)

Total transactions with shareholders		—		404,013		(43,458)		—		(347,919)		(464,114)		(451,478)

Balance as of March 31, 2025 (Unaudited)	~~W~~	2,090,558	~~W~~	5,486,372	~~W~~	14,711,017	~~W~~	(8,327)	~~W~~	6,284,216	~~W~~	(1,700,174)	~~W~~	26,863,662

Balance as of January 1, 2026	~~W~~	2,090,558	~~W~~	4,359,256	~~W~~	14,751,591	~~W~~	(8,601)	~~W~~	5,643,970	~~W~~	(1,901,538)	~~W~~	24,935,236

Comprehensive income for the period
Profit for the period		—		—		—		—		1,217,168		—		1,217,168
Remeasurements of net defined benefit liabilities		—		—		—		(62)		—		—		(62)

Total comprehensive income for the period		—		—		—		(62)		1,217,168		—		1,217,106

Transactions with shareholders
Annual dividends		—		—		—		—		(573,768)		—		(573,768)
Acquisition of treasury shares		—		—		—		—		—		(497,059)		(497,059)
Retirement of treasury shares		—		—		—		—		(715,882)		715,882		—
Redemption of hybrid securities		—		(419,056)		—		—		—		—		(419,056)
Dividends on hybrid securities		—		—		—		—		(44,808)		—		(44,808)
Transfer to retained earnings		—		—		(7,500,000)		—		7,500,000		—		—
Others		—		—		(29,930)		—		—		—		(29,930)

Total transactions with shareholders		—		(419,056)		(7,529,930)		—		6,165,542		218,823		(1,564,621)

Balance as of March 31, 2026 (Unaudited)	~~W~~	2,090,558	~~W~~	3,940,200	~~W~~	7,221,661	~~W~~	(8,663)	~~W~~	13,026,680	~~W~~	(1,682,715)	~~W~~	24,587,721

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2026 and 2025

(In millions of Korean won)	Notes	2026 (Unaudited)		2025 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,217,168	~~W~~	2,326,593

Adjustment for non-cash items
Depreciation and amortization expense			1,222		1,373
Reversal for credit losses			(1)		(1)
Share-based payments			5,167		758
Net interest expense			2,317		7,149
Losses (gains) from changes in fair value of financial assets at fair value through profit or loss			9,930		(8,533)
Losses on redemption of financial assets at fair value through profit or loss			292		—
Net other expense			385		355

			19,312		1,101

Changes in operating assets and liabilities
Deferred income tax assets			(629)		4,561
Other assets			(3,752)		(2,840)
Other liabilities			(4,883)		54,886

			(9,264)		56,607

Net cash inflow from operating activities			1,227,216		2,384,301

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			—		(599,923)
Redemption of financial assets at fair value through profit or loss			50,000		—
Acquisition of Subsidiaries			(700,000)		—
Acquisition of property and equipment			(571)		(38)
Acquisition of intangible assets			(194)		(278)
Disposal of intangible assets			—		84
Net decrease (increase) in guarantee deposits paid			(3,596)		3,985

Net cash outflow from investing activities			(654,361)		(596,170)

Cash flows from financing activities
Increase in borrowings			750,000		—
Decrease in borrowings			(250,000)		(365,000)
Increase in debentures			399,306		828,328
Decrease in debentures			(30,000)		(100,000)
Redemption of principal of lease liabilities			(133)		(144)
Acquisition of treasury shares			(497,059)		(464,114)
Issuance of hybrid securities			—		404,013
Redemption of hybrid securities			(420,000)		—
Dividends paid on hybrid securities			(44,808)		(49,634)

Net cash inflow (outflow) from financing activities			(92,694)		253,449

Net increase in cash and cash equivalents			480,161		2,041,580
Cash and cash equivalents at the beginning of the period	23		974,582		318,388

Cash and cash equivalents at the end of the period	23	~~W~~	1,454,743	~~W~~	2,359,968

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of March 31, 2026, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. The number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

2.1 Application of Korean IFRS (cont’d)

The Company’s condensed separate interim financial statements for the three-month period ended March 31, 2026, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Company since the end of the previous annual reporting period. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2026.

2.1.1 The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026.

•	Amendments to Korean IFRS No.1109 Financial Instruments, Korean IFRS No.1107 Financial Instruments: Disclosures

Korean IFRS No.1109 Financial Instruments and Korean IFRS No.1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. These amendments do not have a significant impact on the financial statements. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

•	Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS No.1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS No.1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS No.1007 Statement of Cash Flows: Cost method

2.1.2 The following are the accounting standards that have been issued but were not mandatory for annual reporting periods ending on December 31, 2026.

•	Korean IFRS No.1118 Presentation and Disclosures in Financial Statements

Korean IFRS No.1118 “Presentation and Disclosure in Financial Statements” replaces Korean IFRS No.1001 “Presentation of Financial Statements.” Korean IFRS No.1118 is expected to enhance the comparability of financial performance among similar entities by providing users with more useful information for analyzing and comparing an entity’s performance based on the income statement.

When the Company prepares its financial statements by applying Korean IFRS No.1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all potential differences and may be subject to change based on further analysis.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

2.1.2 The following are the accounting standards that have been issued but were not mandatory for annual reporting periods ending on December 31, 2026 (cont’d)

•	Changes in the presentation of the income statement

Korean IFRS No.1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The Standard classifies all income and expenses not attributable to the investing, financing, income tax, or discontinued operations categories as operating and defines operating profit or loss as a residual measure. The Company is required to assess its main business activities in determining the classification of income and expenses. Where the Company’s main business activities include investing in a particular type of asset or providing financing to customers, certain income and expenses that would otherwise be classified as investing or financing are classified as operating. Accordingly, operating profit or loss determined under Korean IFRS No.1118 may differ significantly from that determined under Korean IFRS No.1001.The Standard requires the disclosure, in the notes, of operating profit or loss determined in accordance with Korean IFRS No.1001, as well as a reconciliation between operating profit or loss under Korean IFRS No.1118 and that determined in accordance with Korean IFRS No.1001.

In addition, Korean IFRS No.1118 requires the presentation in the statement of profit or loss of “operating profit or loss,” comprising all income and expenses classified in the operating category; “profit or loss before financing and income taxes,” comprising operating profit or loss and all income and expenses classified in the investing category; and “profit or loss.” However, where the Company’s main business activities include providing financing to customers, the presentation of “profit or loss before financing and income taxes” may not be required, depending on the accounting policy applied.

•	Introduction of disclosure of management-defined performance measures

Korean IFRS No.1118 introduces new disclosure requirements for management-defined performance measures (MPMs). MPMs are defined as subtotals of income and expenses that are not specified in paragraph 118 of the Standard and are not otherwise required to be presented or disclosed under Korean IFRS. These measures are used by an entity in public communications outside the financial statements and are intended to communicate management’s view of the entity’s financial performance to users of the financial statements.

When the Company reports MPMs, it is required to disclose the reasons why such measures provide useful information, how those measures are calculated, and a reconciliation between those measures and the most directly comparable subtotal specified in Korean IFRS No.1118. In addition, the Company is required to disclose the income tax effects and the effects on non-controlling interests for each reconciling item.

•	Changes in classification of cash flows

Consequential amendments have been made to Korean IFRS No.1007 “Statement of Cash Flows” following the issuance of Korean IFRS No.1118. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit or loss to operating profit or loss, and the accounting policy choice for the classification of interest and dividends has been eliminated.

Korean IFRS No.1118 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. In accordance with Korean IFRS No.1008 “Accounting Policies, Changes in Accounting Estimates and Errors,” the Standard is required to be applied retrospectively, and accordingly, the comparative information for the year ending December 31, 2026 will be restated. The amendments to Korean IFRS No.1007 and No.1033, as well as the revised Korean IFRS No.1008 and No.1107 resulting from the issuance of Korean IFRS No.1118, are effective when Korean IFRS No.1118 is applied.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied (cont’d)

As the mandatory effective date of Korean IFRS No.1118 has not yet been reached, the Company has not applied the Standard and plans to present its first interim financial statements for the period ending March 31, 2027 in accordance with Korean IFRS No.1118. Based on the information available as of March 31, 2026, the Company is in the process of assessing the financial impact of adopting Korean IFRS No.1118, establishing accounting policies, and implementing changes to its accounting systems, and is performing a preliminary overall assessment of the impact of applying the Standard.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed separate interim financial statements are the same as 2025 financial statements, except for the method of estimating income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these condensed separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2025, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

The Company is subject to Pillar 2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, reputation risk, and foreign exchange settlement risk are recognized as significant risks.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Company considers default risk of individual borrowers.

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Due from financial institutions	~~W~~	1,454,746	~~W~~	974,585
Loans measured at amortized cost *		349,112		349,112
Loans measured at fair value through profit or loss		53,719		54,502
Other financial assets *		53,997		46,688

	~~W~~	1,911,574	~~W~~	1,424,887

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.4 Credit risk of loans (cont’d)

Credit qualities of loans measured at amortized cost as of March 31, 2026 and December 31 2025, are classified as follows:

March 31, 2026
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000

December 31, 2025
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000

*	Before netting of allowance

Credit qualities of loans graded according to the probability of default as March 31, 2026 and December 31 2025, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2026 and December 31 2025, are as follows:

March 31, 2026
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	1,454,746	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,454,746
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	1,454,746	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,454,746

December 31, 2025
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Not-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	974,585	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	974,585
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	974,585	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	974,585

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of corporate loans by industry as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	403,719	100.00	~~W~~	(888)	~~W~~	402,831

	December 31, 2025
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	404,502	100.00	~~W~~	(888)	~~W~~	403,614

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of due from financial institutions by industry as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	1,454,746	100.00	~~W~~	—	~~W~~	1,454,746

	December 31, 2025
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	974,585	100.00	~~W~~	—	~~W~~	974,585

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of March 31, 2026 and December 31 2025, are as follows:

	March 31, 2026
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	500,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	500,000
Debentures		—		13,342		299,226		820,121		3,935,208		132,930		5,200,827
Lease liabilities		—		51		91		329		417		—		888
Other financial liabilities		—		611,752		—		8,776		—		—		620,528

	~~W~~	—	~~W~~	1,125,145	~~W~~	299,317	~~W~~	829,226	~~W~~	3,935,625	~~W~~	132,930	~~W~~	6,322,243

	December 31, 2025
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures		—		41,812		17,285		783,422		3,736,418		234,604		4,813,541
Lease liabilities		—		51		89		365		258		—		763
Other financial liabilities		—		2,041		508		—		—		—		2,549

	~~W~~	—	~~W~~	43,904	~~W~~	17,882	~~W~~	783,787	~~W~~	3,736,676	~~W~~	234,604	~~W~~	4,816,853

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. In addition to the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure to measure interest rate risk.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,138,134	~~W~~	1,138,134
Loans		53,719		53,719
Financial assets at amortized cost
Due from financial institutions		1,454,746		1,454,746
Loans		349,112		349,112
Other financial assets		53,997		53,997

	~~W~~	3,049,708	~~W~~	3,049,708

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	500,000	~~W~~	500,000
Debentures		4,890,224		4,777,666
Other financial liabilities		637,550		637,550

	~~W~~	6,027,774	~~W~~	5,915,216

	December 31, 2025
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	1,197,105	~~W~~	1,197,105
Loans		54,502		54,502
Financial assets at amortized cost
Due from financial institutions		974,585		974,585
Loans		349,112		349,112
Other financial assets		46,688		46,688

	~~W~~	2,621,992	~~W~~	2,621,992

Financial liabilities
Financial liabilities at amortized cost
Debentures		4,520,297	~~W~~	4,460,116
Other financial liabilities		18,220		18,220

	~~W~~	4,538,517	~~W~~	4,478,336

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1 :	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 :	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,138,134	~~W~~	1,138,134
Loans		—		53,719		—		53,719

	~~W~~	—	~~W~~	53,719	~~W~~	1,138,134	~~W~~	1,191,853

	December 31, 2025
	Fair value hierarchy						Total
(In millions of Korean won)	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	1,197,105	~~W~~	1,197,105
Loans		—		54,502		—		54,502

	~~W~~	—	~~W~~	54,502	~~W~~	1,197,105	~~W~~	1,251,607

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	53,719	DCF model	Interest rate, Discount rate, etc.

	December 31, 2025
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	54,502	DCF model	Interest rate, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	1,454,746	~~W~~	—	~~W~~	1,454,746
Loans measured at amortized cost [2]		—		—		349,112		349,112
Other financial assets [3]		—		—		53,997		53,997

	~~W~~	—	~~W~~	1,454,746	~~W~~	403,109	~~W~~	1,857,855

Financial liabilities
Borrowings [4]	~~W~~	—	~~W~~	500,000	~~W~~	—	~~W~~	500,000
Debentures		—		4,777,666		—		4,777,666
Other financial liabilities [3]		—		—		637,550		637,550

	~~W~~	—	~~W~~	5,277,666	~~W~~	637,550	~~W~~	5,915,216

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2025
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	974,585	~~W~~	—	~~W~~	974,585
Loans measured at amortized cost [2]		—		—		349,112		349,112
Other financial assets [3]		—		—		46,688		46,688

	~~W~~	—	~~W~~	974,585	~~W~~	395,800	~~W~~	1,370,385

Financial liabilities
Debentures		—	~~W~~	4,460,116	~~W~~	—	~~W~~	4,460,116
Other financial liabilities [3]		—		—		18,220		18,220

	~~W~~	—	~~W~~	4,460,116	~~W~~	18,220	~~W~~	4,478,336

[1]	Because due from financial institutions classified as level 2 are deposits on demand and with remaining maturities of less than one year, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as level 2, carrying amount is reasonable approximations of fair value.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2026 and December 31, 2025, are as follows:

	Fair value				Valuation techniques	Inputs
(In millions of Korean won)	March 31, 2026		December 31, 2025
Financial liabilities
Debentures	~~W~~	4,777,666	~~W~~	4,460,116	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2026 and 2025, are as follows:

	2026		2025
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	1,197,105	~~W~~	1,189,519
Total gains or losses:
- Profit or loss		(8,971)		7,406
- Other comprehensive income		—		—
Purchases		—		—
Sales		(50,000)		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	1,138,134	~~W~~	1,196,925

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2026 and 2025, are as follows:

	2026						2025
(In millions of Korean won)	Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the period	~~W~~	(8,971)	~~W~~	—	~~W~~	—	~~W~~	7,406	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting period		(8,679)		—		—		7,406		—		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows:

March 31, 2026
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~1,138,134	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	3.11 ~ 9.34	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.61 ~ 0.97	The higher the volatility, the higher the fair value fluctuation
December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~1,197,105	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	3.08 ~ 8.82	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.50 ~ 0.69	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	7,063	~~W~~	(6,855)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (3.11%~9.34%) by 1%p, which are principal unobservable input parameters.

	December 31, 2025
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	7,808	~~W~~	(7,626)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (3.08%~8.82%) by 1%p, which are principal unobservable input parameters.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	1,401,755	~~W~~	970,591
		Shinhan Bank	—		—		3,994
		KB Securities Co., Ltd.	—		52,991		—

				~~W~~	1,454,746	~~W~~	974,585

6.2 Details of restricted due from financial institution as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Financial Institution	March 31, 2026		December 31, 2025		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	1,138,134	~~W~~	1,197,105
Loans		53,719		54,502

	~~W~~	1,191,853	~~W~~	1,251,607

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

8. Loans Measured at Amortized Cost

Details of loans measured at amortized cost as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Loans measured at amortized cost	~~W~~	350,000	~~W~~	350,000
Less: Allowances for loan losses		(888)		(888)

	~~W~~	349,112	~~W~~	349,112

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of March 31, 2026, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

9.2 Details of investments in subsidiaries as of March 31, 2026 and December 31, 2025, are as follows:

	As of March 31, 2026		Carrying amount
Name of subsidiaries	Number of issued shares	Ownership (%)	March 31, 2026		December 31, 2025
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd. *	331,953,757	100.00		4,042,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	16,201,518	100.00		2,795,367		2,795,367
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	32,175,147	100.00		873,811		873,811
KB Real Estate Trust Co., Ltd.	21,616,085	100.00		271,553		271,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	27,567,817	~~W~~	26,867,817

*

Subsequent to the reporting period in February 2026, KB Securities Co., Ltd. resolved to issue 33,333,333 common shares at an issue price of ~~W~~21,000 per share (par value ~~W~~5,000) through a rights offering to existing shareholders.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

10. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	7,216	~~W~~	—	~~W~~	7,216
Membership rights		505		—		505
Defined benefit obligation		2,649		—		2,649
Plan assets		—		(2,649)		(2,649)
Short-term employee benefits		535		—		535
Losses on valuation of financial assets at fair value through profit or loss		—		(2,237)		(2,237)
Others		4,948		(962)		3,986

		15,853		(5,848)		10,005

Offsetting of deferred tax assets and liabilities		(5,848)		5,848		—

	~~W~~	10,005	~~W~~	—	~~W~~	10,005

	December 31, 2025
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	9,276	~~W~~	—	~~W~~	9,276
Membership rights		240		—		240
Defined benefit obligation		3,126		—		3,126
Plan assets		—		(3,126)		(3,126)
Short-term employee benefits		430		—		430
Gains or losses on valuation of financial assets at fair value through profit or loss		—		(4,704)		(4,704)
Others		4,851		(739)		4,112

		17,923		(8,569)		9,354

Offsetting of deferred tax assets and liabilities		(8,569)		8,569		—

	~~W~~	9,354	~~W~~	—	~~W~~	9,354

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

11. Borrowings

11.1 Details of borrowings as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Borrowings	~~W~~	500,000	~~W~~	—

11.2 Details of borrowings as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		Lenders	Borrowing date	Maturity date	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Borrowings in Korean won	Other borrowings	KIWOOM SECURITIES co., Ltd.	Jan. 26, 2026	Apr. 01, 2026	2.95	~~W~~	150,000	~~W~~	—
	Other borrowings	iM SECURITIES CO., LTD.	Jan. 30, 2026	Apr. 01, 2026	2.96		150,000		—
	Other borrowings	iM SECURITIES CO., LTD.	Feb. 25, 2026	Apr. 01, 2026	3		200,000		—

						~~W~~	500,000	~~W~~	—

11.3 Maturities of borrowings as of March 31, 2026 and December 31, 2025, are as follows:

March 31, 2026
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	500,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	500,000

December 31, 2025
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

12. Debentures

12.1 Details of debentures as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01	~~W~~	200,000	~~W~~	200,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.6		60,000		60,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		—		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.48-3	Jun. 16, 2022	Jun. 16, 2027	4.34		80,000		80,000
Unguaranteed debentures No.48-4	Jun. 16, 2022	Jun. 16, 2032	4.4		95,000		95,000
Unguaranteed debentures No.49-2	Oct. 31, 2024	Oct. 31, 2026	3.3		220,000		220,000
Unguaranteed debentures No.49-3	Oct. 31, 2024	Oct. 31, 2027	3.28		100,000		100,000
Unguaranteed debentures No.50-1	Jan. 24, 2025	Jan. 22, 2027	2.92		200,000		200,000
Unguaranteed debentures No.50-2	Jan. 24, 2025	Jan. 24, 2028	2.92		100,000		100,000
Unguaranteed debentures No.51-1	Feb. 25, 2025	Feb. 25, 2027	2.86		50,000		50,000
Unguaranteed debentures No.51-2	Feb. 25, 2025	Feb. 25, 2028	2.92		250,000		250,000
Unguaranteed debentures No.52-1	Mar. 24, 2025	Mar. 24, 2027	2.85		60,000		60,000
Unguaranteed debentures No.52-2	Mar. 24, 2025	Mar. 24, 2028	2.87		170,000		170,000
Unguaranteed debentures No.53-1	Apr. 28, 2025	Apr. 28, 2027	2.66		130,000		130,000
Unguaranteed debentures No.53-2	Apr. 28, 2025	Apr. 28, 2028	2.67		220,000		220,000
Unguaranteed debentures No.54-1	May 26, 2025	May 26, 2027	2.58		100,000		100,000
Unguaranteed debentures No.54-2	May 26, 2025	May 26, 2028	2.63		200,000		200,000
Unguaranteed debentures No.55-1	Jul. 21, 2025	Jul. 21, 2027	2.61		100,000		100,000
Unguaranteed debentures No.55-2	Jul. 21, 2025	Jul. 21, 2028	2.68		130,000		130,000
Unguaranteed debentures No.56	Aug. 11, 2025	Aug. 11, 2028	2.61		300,000		300,000
Unguaranteed debentures No.57	Oct. 17, 2025	Oct. 17, 2028	2.7		230,000		230,000
Unguaranteed debentures No.58-1	Jan. 16, 2026	Jan. 16, 2029	3.22		150,000		—
Unguaranteed debentures No.58-2	Jan. 16, 2026	Jan. 16, 2031	3.45		50,000		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

12.1 Details of debentures as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Unguaranteed debentures No.59	Mar. 26, 2026	Mar. 26, 2029	3.88		200,000		—

					4,895,000		4,525,000
		Less: Bond Discounts			(4,776)		(4,703)

				~~W~~	4,890,224	~~W~~	4,520,297

12.2 Maturities of debentures as of March 31, 2026 and December 31, 2025, are as follows:

	March 31, 2026
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	280,000	~~W~~	200,000	~~W~~	530,000	~~W~~	2,890,000	~~W~~	995,000	~~W~~	4,895,000

	December 31, 2025
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	30,000	~~W~~	280,000	~~W~~	420,000	~~W~~	2,720,000	~~W~~	1,075,000	~~W~~	4,525,000

12.3 Changes in debentures based on par value for the three-month periods ended March 31, 2026 and 2025, are as follows:

	2026
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	4,525,000	~~W~~	400,000	~~W~~	(30,000)	~~W~~	4,895,000

	2025
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	2,965,000	~~W~~	830,000	~~W~~	(100,000)	~~W~~	3,695,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

13. Net Defined Benefit Liabilities (Assets)

13.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

13.2 Details of the net defined benefit liabilities as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Present value of defined benefit obligation	~~W~~	21,074	~~W~~	23,184
Fair value of plan assets		(23,606)		(26,242)

Net defined benefit liabilities (assets)	~~W~~	(2,532)	~~W~~	(3,058)

13.3 Details of post-employment benefits recognized in profit or loss for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Current service cost	~~W~~	503	~~W~~	475
Net interest expense(income) on net defined benefit liabilities		(31)		(27)

Post-employment benefits	~~W~~	472	~~W~~	448

(*)	The gains or losses related to the defined benefit pension plan is fully included in general administrative expenses.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

14. Equity

14.1 Share Capital

14.1.1 Details of share capital as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		372,850,455		381,462,103
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

14.1.2 Changes in shares for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In number of shares)	2026	2025
Beginning	358,587,722	373,600,719
Increase	—	—
Decrease	(3,200,000)	(5,695,509)

Ending	355,387,722	367,905,210

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

14.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of March 31, 2026	March 31, 2026		December 31, 2025
Series 1-2	May. 2, 2019	Perpetual bond	3.44	~~W~~	49,881	~~W~~	49,881
Series 2-2	May. 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
Series 5-1 *	Feb. 19, 2021	Perpetual bond	2.67		—		419,056
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May. 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May. 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,955		442,955
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May. 12, 2022	Perpetual bond	4.68		478,814		478,814
Series 9-2	May. 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 3, 2023	Perpetual bond	4.90		548,666		548,666
Series 11-2	Feb. 3, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,045		399,045
Series 13	Jan. 22, 2025	Perpetual bond	4.00		404,013		404,013

				~~W~~	3,940,200	~~W~~	4,359,256

*	The Company early redeemed in full its 5-1 AT1 capital securities amounting to ~~W~~ 420,000 million on February 19, 2026, upon the exercise of the call option.

The above hybrid securities are early redeemable by the Company after 5 or 7 or 10 years from the issuance date.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

14.3 Capital Surplus

Details of capital surplus as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Paid-in capital in excess of par value *	~~W~~	5,690,275	~~W~~	13,190,275
Other capital surplus		1,440,765		1,470,695
Gains on sales of treasury shares		90,621		90,621

	~~W~~	7,221,661	~~W~~	14,751,591

*	During the three-month period ended March 31, 2026, ~~W~~ 7,500,000 million was transferred from capital surplus to retained earnings.

14.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Remeasurements of net defined benefit liabilities	~~W~~	(8,663)	~~W~~	(8,601)

14.5 Retained Earnings

14.5.1 Details of retained earnings as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Legal reserves *	~~W~~	1,802,633	~~W~~	1,436,870
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		7,843		5,411
Unappropriated retained earnings		10,234,204		3,219,689

	~~W~~	13,026,680	~~W~~	5,643,970

*

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

14.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

14.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Amounts before appropriation	~~W~~	7,843	~~W~~	5,411
Amounts estimated to be appropriated (reversed)		(359)		2,432

	~~W~~	7,484	~~W~~	7,843

14.5.2.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won, except for per share amounts)	2026		2025
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	(359)	~~W~~	2,915
Adjusted profit after provision (reversal) of regulatory reserve for credit losses [1,2]		1,172,720		2,274,044
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		3,278		6,113
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses [1]		3,250		6,051

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

14.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2026 and 2025, are as follows:

	2026
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		22,874,381		3,200,000		(8,611,648)		17,462,733

Carrying amount	~~W~~	1,901,538	~~W~~	497,059	~~W~~	(715,882)	~~W~~	1,682,715

	2025
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		19,927,704		5,695,509		—		25,623,213

Carrying amount	~~W~~	1,236,060	~~W~~	464,114	~~W~~	—	~~W~~	1,700,174

On January 15, 2026, the Company retired 3,047,395 treasury shares (~~W~~ 300,000 million) acquired pursuant to the Board resolution dated April 24, 2025, and 5,564,253 treasury shares (~~W~~ 660,000 million) acquired pursuant to the Board resolution dated July 24, 2025.

In addition, pursuant to the Board resolution dated February 5, 2026, the Company completed the acquisition of 3,899,988 treasury shares (~~W~~ 600,000 million), which are planned to be retired on May 15, 2026.

15. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2025 amounting to ~~W~~ 573,768 million (~~W~~ 1,605 per share) were declared at the annual general shareholders’ meeting on March 26, 2026. The financial statements as of March 31, 2026 reflect this dividend payable. Meanwhile, the annual dividends to the shareholders of the Company for the year ended December 31, 2024 and quarterly dividend paid in 2025 were ~~W~~ 298,285 million (~~W~~ 804 per share) and ~~W~~ 1,004,006 million, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

16. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Interest income
Due from financial institutions	~~W~~	3,126	~~W~~	1,911
Loans measured at amortized cost		2,720		2,433
Loans measured at fair value through profit or loss		996		842
Others		290		341

		7,132		5,527

Interest expense
Borrowings		2,446		7,506
Debentures		30,953		21,176
Others		7		9

		33,406		28,691

Net interest expense	~~W~~	(26,274)	~~W~~	(23,164)

17. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Fee and commission income
Fees earned in Korean won	~~W~~	471	~~W~~	472

Fee and commission expense
Fees paid in Korean won		1,614		2,058
Fees paid in foreign currency		7		204

		1,621		2,262

Net fee and commission expense	~~W~~	(1,150)	~~W~~	(1,790)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

18. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the three-month periods ended March, 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	17,696	~~W~~	16,416
Gains on valuation of financial assets at fair value through profit or loss		119		8,533
Gains on disposal of financial assets at fair value through profit or loss		—		502

		17,815		25,451

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		10,049		—
Losses on redemption of financial assets at fair value through profit or loss		292		—

		10,341		—

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	7,474	~~W~~	25,451

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

19. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Other operating income
Dividend income from subsidiaries	~~W~~	1,265,231	~~W~~	2,355,586

		1,265,231		2,355,586

Net other operating income	~~W~~	1,265,231	~~W~~	2,355,586

20. General and Administrative Expenses

20.1 Details of general and administrative expenses for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Expenses related to employee
Employee benefits - salaries	~~W~~	9,444	~~W~~	8,892
Employee benefits - others		1,101		1,003
Post-employment benefits - defined benefit plans		472		448
Post-employment benefits - defined contribution plans		2		—
Share-based payments		5,167		758

		16,186		11,101

Depreciation and amortization		1,222		1,373

Other general and administrative expenses
Travel		88		338
Communications		159		116
Tax and dues		284		312
Publication		60		58
Rental expense		584		565
Vehicle		23		20
Service fees		7,646		5,458
Advertising		427		381
Training		209		266
Others		2,343		2,180

		11,823		9,694

	~~W~~	29,231	~~W~~	22,168

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

20.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of March 31, 2026, are as follows:

20.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	28,130	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 44	Apr. 7, 2025	5,540	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 45	Jan. 1, 2026	29,974	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2022		241	Satisfied
Deferred grant in 2023		31,152	Satisfied
Deferred grant in 2024		17,031	Satisfied
Deferred grant in 2025		25,653	Satisfied

		199,718

Kookmin Bank
Series 98	Apr. 22, 2024	2,962	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	Jul. 5, 2024	4,929	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	126,771	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS, Asset Quality [6] 70%
Series 103	Jan. 9, 2025	4,633	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 104	Jan. 1, 2026	107,332	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2022		734	Satisfied
Deferred grant in 2023		47,112	Satisfied
Deferred grant in 2024		78,368	Satisfied
Deferred grant in 2025		109,950	Satisfied

		487,244

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

20.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2014		644
Stock granted in 2015		544
Stock granted in 2017		2,021
Stock granted in 2018		9,368	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2019		9,816
Stock granted in 2020		18,653
Stock granted in 2021		10,978
Stock granted in 2022		25,845
Stock granted in 2023		66,158
Stock granted in 2024		143,351
Stock granted in 2025		368,885
Stock granted in 2026		78,601

		734,864

		1,421,826

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2026 (Deferred grants are residual shares vested as of March 31, 2026).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

20.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2016	1,040	Satisfied
Stock granted in 2023	13,997	Satisfied
Stock granted in 2024	16,104	Satisfied
Stock granted in 2025	15,005	Satisfied
Stock granted in 2026	3,606	Proportional to service period
Kookmin Bank
Stock granted in 2022	14,315	Satisfied
Stock granted in 2023	78,274	Satisfied
Stock granted in 2024	73,416	Satisfied
Stock granted in 2025	49,122	Satisfied
Stock granted in 2026	11,618	Proportional to service period
Other subsidiaries
Stock granted in 2015	645	Satisfied
Stock granted in 2016	3,418	Satisfied
Stock granted in 2017	15,684	Satisfied
Stock granted in 2018	42,234	Satisfied
Stock granted in 2019	28,401	Satisfied
Stock granted in 2020	31,693	Satisfied
Stock granted in 2021	54,429	Satisfied
Stock granted in 2022	78,762	Satisfied
Stock granted in 2023	247,301	Satisfied
Stock granted in 2024	310,227	Satisfied
Stock granted in 2025	271,133	Satisfied
Stock granted in 2026	12,607	Proportional to service period

	1,373,031

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of March 31, 2026 and December 31, 2025, are ~~W~~ 311,804 million and ~~W~~ 395,692 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of March 31, 2026 and December 31, 2025, are ~~W~~ 285,564 million and ~~W~~ 361,960 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 5,167 million and ~~W~~ 758 million were recognized for the three-month periods ended March 31, 2026 and 2025, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

21. Income Tax Benefit (Expense)

Details of income tax benefit (expense) for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	2026		2025
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities		651		(4,557)
Origination and reversal of temporary differences		651		(4,557)
Income tax recognized directly in equity		(24)		(4)
Remeasurements of net defined benefit liabilities		(24)		(4)
Others		—		(2,829)

Income tax benefit (expense)	~~W~~	627	~~W~~	(7,390)

22. Earnings per Share

22.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

22.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	March 31, 2026	March 31, 2025
Number of issued ordinary shares	372,850,455	393,528,423
Number of treasury shares *	(17,462,733)	(25,623,213)

Weighted average number of ordinary shares outstanding	357,728,833	372,004,102

*	Treasury stock retired during the year ended March 31, 2026 was deducted from Jan 15, 2026.

22.1.2 Basic earnings per share

(In Korean won and in number of shares)	2026		2025
Profit for the period	~~W~~	1,217,168,269,569	~~W~~	2,326,592,765,304
Deduction: Dividends on hybrid securities		(44,808,075,000)		(49,634,075,000)

Profit attributable to ordinary equity holders (A)		1,172,360,194,569		2,276,958,690,304
Weighted average number of ordinary shares outstanding (B)		357,728,833		372,004,102

Basic earnings per share (A/B)	~~W~~	3,277	~~W~~	6,121

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

22.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

22.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2026		2025
Profit attributable to the ordinary equity holders *	~~W~~	1,172,360,194,569	~~W~~	2,276,958,690,304
Adjustment		—		—

Adjusted profit for diluted earnings per share	~~W~~	1,172,360,194,569	~~W~~	2,276,958,690,304

* The amount is after deducting dividends on hybrid securities.

22.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2026	2025
Weighted average number of ordinary shares outstanding	357,728,833	372,004,102
Adjustment:
Stock grants	3,096,066	3,835,255

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	360,824,899	375,839,357

22.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2026		2025
Adjusted profit for diluted earnings per share	~~W~~	1,172,360,194,569	~~W~~	2,276,958,690,304
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		360,824,899		375,839,357

Diluted earnings per share	~~W~~	3,249	~~W~~	6,058

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

23. Statement of Cash Flows

23.1 Details of cash and cash equivalents as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)	March 31, 2026		December 31, 2025
Due from financial institutions	~~W~~	1,454,746	~~W~~	974,585
Deduction:
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		—		—

		(3)		(3)

	~~W~~	1,454,743	~~W~~	974,582

23.2 Cash inflows and outflows from income tax, interest, and dividends for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)	Activity	2026		2025
Income tax paid	Operating	~~W~~	2,774	~~W~~	2,589
Interest received	Operating		8,071		4,496
Interest paid	Operating		31,585		18,460
Dividends received	Operating		1,282,965		2,372,119
Dividends paid	Financing		44,808		49,634

24. Contingent Liabilities and Commitments

24.1 Commitments made with financial institutions as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)		March 31, 2026				December 31, 2025
		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—
General loan	Shinhan Bank		200,000		—		200,000		—
General loan	NongHyup Bank		300,000		—		300,000		—

24.2 Other Matter

The Company has no ongoing lawsuits in which it is a defendant as of March 31, 2026.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

25. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

25.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2026 and 2025 are as follows:

(In millions of Korean won)

Subsidiaries	Profit or loss	2026		2025
Kookmin Bank	Interest income	~~W~~	3,338	~~W~~	1,607
	Fee and commission income		299		294
	Fee and commission expense		10		—
	Net other operating income [1]		934,116		1,625,587
	General and administrative expenses		5,858		4,149
KB Securities Co., Ltd.	Interest expense		25		85
	Fee and commission income		13		17
	Net gains (losses) on financial assets at fair value through profit or loss		1,113		10,352
	Net other operating income [1]		—		280,000
	General and administrative expenses		457		319
KB Insurance Co., Ltd.	Fee and commission income		15		18
	General and administrative expenses		751		654
	Net other operating income [1]		—		299,982
KB Kookmin Card Co., Ltd.	Fee and commission income		5		6
	Net other operating income [1]		200,008		—
	General and administrative expenses		570		335
	Net non-operating income		2		1
KB Life Insurance Co., Ltd.	Fee and commission income		3		4
	Net other operating income [1]		—		130,000
	General and administrative expenses		141		241
KB Asset Management Co., Ltd.	Net other operating income [1]		60,000		20,000
	General and administrative expenses		90		42
KB Capital Co., Ltd	Fee and commission income		3		3
	Net gains (losses) on financial assets at fair value through profit or loss		7,457		8,811
	Net other operating income [1]		71,107		8
	General and administrative expenses		62		48
KB Real Estate Trust. Co., Ltd.	Net gains (losses) on financial assets at fair value through profit or loss		2,925		4,659
	General and administrative expenses		53		55

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

25.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

(In millions of Korean won)

Subsidiaries	Profit or loss	2026	2025
KB Savings Bank Co., Ltd.	Interest income	~~W~~486	~~W~~944
	Net gains (losses) on financial assets at fair value through profit or loss	(1,250)	936
KB Investment Co., Ltd.	Interest income	2,720	2,433
	Provision (reversal) for credit losses	(1)	(1)
KB Data Systems Co., Ltd.	General and administrative expenses	881	169

[1]	Net other operating income includes dividend income from subsidiaries.

25.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)

Subsidiaries	Assets or liabilities	March 31, 2026		December 31, 2025
Kookmin Bank	Cash and due from financial institutions	~~W~~	1,401,755	~~W~~	970,591
	Other assets		1,161,724		1,015,164
	Other liabilities		5,266		134
	Property and equipment		1,068		175
KB Securities Co., Ltd.	Cash and due from financial institutions		52,991		—
	Financial assets at fair value through profit or loss		538,140		543,637
	Other assets		116,969		129,601
	Other liabilities		196,956		177,981
KB Insurance Co., Ltd.	Other assets		36,953		45,965
	Other liabilities		154,975		126,661
KB Kookmin Card Co., Ltd.	Other assets		63,504		62,601
	Other liabilities		1,252		936
KB Life Insurance Co., Ltd.	Other assets		13,675		16,774
	Other liabilities		55,410		121,861
KB Asset Management Co., Ltd.	Other assets		41,790		38,539
	Other liabilities		90		—
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		449,793		500,496
	Other assets		47,327		41,580
	Other liabilities		69		6
KB Real Estate Trust Co., Ltd.	Financial assets at fair value through profit or loss		150,201		152,972
	Other assets		5,496		6,459
	Other liabilities		53		—
KB Savings Bank Co., Ltd.	Financial assets at fair value through profit or loss		53,719		54,502
	Other assets		3,233		3,985
	Other liabilities		759		525

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

25.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2026 and December 31, 2025, are as follows: (cont’d)

(In millions of Korean won)

Subsidiaries	Assets or liabilities	March 31, 2026		December 31, 2025
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	350,000	~~W~~	350,000
	Allowances for credit losses		888		888
	Other assets		13,707		12,345
KB Data Systems Co., Ltd.	Intangible assets		—		371
	Other assets		4,984		5,803
	Other liabilities		265		239

25.3 Right-of-use assets and lease liabilities with related parties as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)			March 31, 2026		December 31, 2025
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	1,068	~~W~~	175

25.4 Credit card commitments provided from related parties as of March 31, 2026 and December 31, 2025, are as follows:

(In millions of Korean won)			March 31, 2026		December 31, 2025
Subsidiary	KB Kookmin Card Co., Ltd.	Lines of credit for credit card	~~W~~	3,000	~~W~~	3,000

25.5 Share transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)			2026		2025
Subsidiary	KB Capital Co., Ltd.	Redemption of hybrid securities	~~W~~	(50,292)	~~W~~	—
	KB Securities Co., Ltd.	Issuance of ordinary share		700,000		—

25.6 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows:

(In millions of Korean won)		2026
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	350,000	~~W~~	—	~~W~~	—	~~W~~	350,000
	KB Savings Bank Co., Ltd. *		70,000		—		—		70,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2026 and 2025 (Unaudited), and December 31, 2025

25.6 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2026 and 2025, are as follows: (cont’d)

		2025
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	360,000	~~W~~	—	~~W~~	—	~~W~~	360,000
	KB Savings Bank Co., Ltd. *		70,000		—		—		70,000

*	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.

25.7 Details of compensation to key management personnel for the three-month periods ended March 31, 2026 and 2025, are as follows:

	2026
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	425	~~W~~	10	~~W~~	1,642	~~W~~	2,077
Registered directors (non-executive)		176		—		—		176
Non-registered directors		1,373		60		3,525		4,958

	~~W~~	1,974	~~W~~	70	~~W~~	5,167	~~W~~	7,211

	2025
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	425	~~W~~	10	~~W~~	186	~~W~~	621
Registered directors (non-executive)		181		—		—		181
Non-registered directors		1,141		60		572		1,773

	~~W~~	1,747	~~W~~	70	~~W~~	758	~~W~~	2,575

26. Events after the reporting period

According to the resolution of the Board of Directors on April 23, 2026, the quarterly dividend per share of ~~W~~ 1,143 with a dividend record date of May 8, 2026, was declared. The Company’s financial statements as of March 31, 2026, do not reflect this dividend payable.

Pursuant to the resolution of the Board of Directors dated April 23, 2026, the Company plans to acquire treasury shares amounting to ~~W~~ 600,000 million on the Stock Exchange by July 20, 2026. In addition, the Company plans to retire 14,262,733 shares of treasury shares currently held without an initial retirement plan on May 15, 2026.